UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMI-ANNUAL REPORT

PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the semiannual period ended June 30, 2022

ADVANCE GREEN ENERGY, INC.

(Exact name of issuer as specified in its charter)

Florida	81-3538726
(State or other jurisdiction of incorporation Or organization)	(I.R.S. Employer Identification No.)

523 US Highway 41 South, Inverness, FL 34450

(Full mailing address of principal executive offices)

352-765-3850

(Issuer’s telephone number, including area code)

ITEM 1.	Managements Discussion and Analysis of Financial Condition and Results of Operations.

Use of Terms

Except as otherwise indicated by the context and for the purposes of this report only, references in this report to “we,” “us,” “our” or “our company” refer to Advance Green Energy, Inc. a Florida corporation.

Special Note Regarding Forward Looking Statements

Certain information contained in this report includes forward-looking statements. The statements herein which are not historical reflect our current expectations and projections about our company’s future results, performance, liquidity, financial condition, prospects and opportunities and are based upon information currently available to our company and our management and our interpretation of what is believed to be significant factors affecting the businesses, including many assumptions regarding future events.

Forward-looking statements, which involve assumptions and describe our future plans, strategies, and expectations, are generally identifiable by use of the words “may,” “should,” “expect,” “anticipate,” “estimate,” “believe,” “intend,” or “project” or the negative of these words or other variations on these words or comparable terminology. Actual results, performance, liquidity, financial condition, prospects and opportunities could differ materially from those expressed in, or implied by, these forward-looking statements as a result of various risks, uncertainties and other factors. Actual events or results may differ materially from those discussed in forward-looking statements as a result of various factors, including, without limitation, the risks outlined under “Risk Factors” included in our Offering Statement on Form 1-A, as amended and supplemented to date, and matters described in this report generally. There can be no assurance that the forward-looking statements contained in this report will in fact occur.

Potential investors should not place undue reliance on any forward-looking statements. Except as expressly required by the federal securities laws, there is no undertaking to publicly update or revise any forward-looking statements, whether as a result of new information, future events, changed circumstances or any other reason.

The specific discussions herein about our company include financial projections and future estimates and expectations about our company’s business. The projections, estimates and expectations are presented in this report only as a guide about future possibilities and do not represent actual amounts or assured events. All the projections and estimates are based exclusively on our management’s own assessment of our business, the industry in which we work and the economy at large and other operational factors, including capital resources and liquidity, financial condition, fulfillment of contracts and opportunities. The actual results may differ significantly from the projections.

Overview

Advance Green Energy, Inc. was incorporated on May 31, 2016 and commenced operations immediately thereafter. We are still in the research, development and initial marketing stage of our business, aiming to develop and sell our products for reducing pollution from fossil fuels.

Recent Developments

Revenue

No revenue was generated during the six months ended June 30,2022.

1

Other Income

A gain of $178,796 was recognized from the sale of the building and a gain of $10,000 was recognized from the cancellation of shares previously issued for services that were not fully rendered for the six months ended June 30, 2022.

Net loss

As a result of the foregoing, during the period from January 1, 2022 through June 30, 20022, we recorded a net loss of $47,674.

Liquidity and Capital Resources

As of June 30, 2022, the Company had cash on hand of $442,967. We may be required to raise additional funds, particularly if we are unable to generate positive cash flow as a result of our operations. We estimate that based on current plans and assumptions, that our cash will not be sufficient to satisfy our cash requirements under our present operating expectations, without further financing, for up to 12 months. In order to continue as a going concern, develop a reliable source of revenues, and achieve a profitable level of operations the Company will need, among other things, additional capital resources. Management’s plans to continue as a going concern include raising additional capital through borrowings and the sale of common stock. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing, or cause substantial dilution for our stockholders, in case of an equity financing.

Cash Flows

Operating Activities

From January 1, 2022 through June 30, 2022, we used $177,624 of cash in operating activities.

Financing Activities

From January 1, 2022 through June 30, 2022, $220,947 were used in financing activities. $20,000 was provided by the sale of common stock. $230,947 were used to pay off the mortgage on the building. $10,000 was provided by the cancelation of common stock previously issued for shares that weren’t provided.

Critical Accounting Policies and Estimates

Use of estimates

The preparation of the unaudited financial statements in conformity with generally accepted accounting principles in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

2

Going Concern

Our current financial condition raises substantial doubt regarding our ability to continue as a going concern. Our financial statements are prepared using U.S. generally accepted accounting principles, or GAAP, applicable to a going concern, which contemplates the realization of assets and liquidation of liabilities in the normal course of business. However, as shown in the accompanying financial statements, we have sustained substantial losses from operations since inception and do not have a predictable revenue stream. The lack of a proven profitable business strategy that would generate a predictable revenue stream raises substantial doubt for our company to continue as a going concern. It is management’s plan in this regard to obtain additional working capital through equity financings. The accompanying financial statements do not include any adjustments relating to the recoverability and classification of recorded asset amounts and classification of liabilities that might be necessary should we be unable to continue in existence.

Related Party Transaction

As of June 30, 2022, the Company has executed Promissory Notes with a shareholder for a principal amount of $685,000 at an annual interest rate of 10%. The note will be repaid with interest or converted into 68,500,000 common “A” shares ($0.01 per share) on or before the maturity date of December 31, 2022, at the option of the shareholder.

Off-Balance Sheet Arrangements

As of June 30, 2022, we did not have any off-balance sheet arrangements.

Item 2.	Other Information

We have no information to disclose that was required to be in a report on Form 1-U during the semiannual period covered by this Form 1-SA but was not reported.

3

Item 3.	Financial Statements

ADVANCE GREEN ENERGY, INC.

INDEX TO UNAUDITED FINANCIAL STATEMENTS

June 30, 2022

4

Advance Green Energy, Inc.

Balance Sheets

As of June 30, 2022 and December 31, 2022

(Unaudited)

	June 30, 2022	December 31, 2021
Assets
Current Assets:
Cash and cash equivalents	$442,967	$405,988
Inventory	9,430	9,430
Other current assets	12,005	12,005
Total Current Assets	464,402	427,423

Property and equipment, net of accumulated depreciation (Note 4)	4,777	266,577

Total Assets	$469,179	$694,000

Liabilities and Shareholders’ Deficit
Liabilities
Current Liabilities:
Accrued Expenses	$4,700	$–
Accrued payroll	3,118	3,118
Accrued interest	179,535	140,435
Notes payable, current portion	223,900	454,847
Officer note payable	685,000	685,000
Total Current Liabilities	1,096,253	1,283,400

Commitments and Contingencies (Note 7)

Shareholders’ Deficit
Preferred stock - $0.0001 per value 1,000,000,000 authorized shares; 0 issued and outstanding for June 30, 2022 and December 31, 2021	–	–
Common stock, class A - $0.0001 par value 19,500,000,000 authorized shares; 1,056,161,000 and 1,155,961,000 issued and outstanding for June 30, 2022 and December 31, 2021, respectively	105,616	115,596
Common stock, class B - $0.0001 par value 500,000,000 authorized shares; 350,000,000 issued and outstanding for June 30, 2021 and December 31, 2020, respectively
Additional paid in capital	2,591,275	2,571,295
Notes receivables from employees	(15,000)	(15,000)
Accumulated Deficit	(3,265,442)	(3,296,291)
Total Shareholders’ Deficit	(538,551)	(589,400)
Total Liabilities and Shareholders’ Deficit	$469,179	$694,000

The accompanying notes are an integral part of these financial statements.

F-1

Advance Green Energy, Inc.

Statement of Operations

For the Six Months Ended June 30, 2022 and 2021

(Unaudited)

	2022	2021
Revenues	$–	$43

Operating Expenses:
Consulting and management fees	2,793	–
Compensation	125,230	87,519
General and administrative	44,511	23,914
Professional fees	18,215	16,225
Depreciation	5,045	5,046
Advertising & marketing	303	252
Total operating expenses	196,098	132,956

Net loss from operations	(132,913)	(132,913)

Other income/(expense)
Interest expense	(40,373)	(32,273)
Gain on sale of fixed assets	178,796	–
Other income	10,000	–
Interest income	1	1
Net loss before provision for income taxes	148,424	(32,272)

Provision for income taxes	–	–

Net Loss	$(47,674)	$(165,185)

The accompanying notes are an integral part of these financial statements.

F-2

Advance Green Energy, Inc.

Statement of Shareholders’ Deficit

For the Six Months Ending June 30, 2022 and Year Ended December 31, 2021

(Unaudited)

	Common Stock Class A	Common Stock Class B	Common Stock	Notes	Paid-In	Accumulated	Total Stockholders’
	Shares	Shares	Value	Receivable	Capital	Deficit	Equity

Balance on December 31, 2020	1,129,231,000	350,000,000	$147,923	$–	$2,303,968	$(2,946,129)	$(494,238)

Issuance of common stock for cash	26,730,000	–	2,673	–	267,327	–	270,000

Note receivable				(15,000)			(15,000)

Net loss	–	–	–	–	–	(350,162)	(350,162)

Balance December 31, 2021	1,155,961,000	350,000,000	$150,596	$(15,000)	$2,571,295	$(3,296,291)	$(589,400)

Issuance of common stock for cash	200,000	–	20	–	19,980	–	20,000

Retirement of common shares	(100,000,000)	–	(10,000)	–	–	–	(10,000)

Net loss	–	–	–	–	–	(47,674)	(47,674)

Balance on June 30, 2022	1,056,161,000	350,000,000	$140,616	$(15,000)	$2,591,275	$(3,343,964)	$(627,073)

The accompanying notes are an integral part of these financial statements.

F-3

Advance Green Energy, Inc.

Statements of Cash Flows

For the Six Months Ended June 30, 2022 and 2021

(Unaudited)

	2022	2021
Cash flows from operating activities:
Net Loss	$(47,674)	$(165,185)
Adjustments to reconcile net loss to net cash used in operating activities
Depreciation expense	5,046	5,045
Gain on the sale of fixed assets	(178,796)
Changes in operating assets and liabilities
Increase in inventory	–	(20,396)
Increase in accrued expenses	4,700	6,225
Increase in accrued payroll and interest	39,100	24,474
Net cash used in operating activities	(177,623)	(149,837)

Cash flows from investing activities:
Sale of building	435,550	–
Net cash used in investing activities	435,550	–

Cash flows from financing activities:
Elimination of Common Stock	(20,000)	–
Payments of notes payable	(230,947)	(3,014)
Common Stock issued for cash	20,000	270,000
Net cash provided/(used) by financing activities	(220,947)	266,986

Net increase (decrease) in cash	36,979	117,149

Cash, beginning of year	405,988	62,772

Cash, end of period	$442,967	$179,921

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash interest payments	$1,273	$7,799
Income tax payments	$–	$–

The accompanying notes are an integral part of these financial statements.

F-4

Advance Green Energy, Inc.

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

Advance Green Energy (the Company) is an alternative-energy technology company incorporated on September 20, 2016 in the state of Florida that owns exclusive rights to market and sell three unique fossil fuel additives known as FUTTTM products. These products lessen fuel usage and allow for a cheaper grade of fuel while achieving a cleaner burning of the fuel. The Company also provides packaged modular power systems, with advice and guidance to build power plants up to 100 megawatts to commercial, industrial, government and utility customers worldwide.

Basis of Presentation

The Company presents its financial statements in accordance with U.S. generally accepted accounting principles (GAAP) under the accrual basis of accounting.

Cash and Cash Equivalents

All highly liquid investments purchased with an initial maturity of three months or less are considered to be cash equivalents.

Use of Estimates

The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Our most significant estimates are for stock-based compensation and valuation of our deferred tax valuation allowance. We evaluate our estimates on an ongoing basis. Actual results may differ from these estimates under different assumptions or conditions.

Property and Equipment

Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the estimated useful lives of the assets, which range from 5 to 39 years. Expenditures for repairs and maintenance are charged to expense as incurred. The Company has a capitalization policy of $500. For assets sold or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any related gain or loss is reflected in income for the period.

Advertising Costs

Advertising costs are expensed as incurred. The Company recorded advertising costs for the six months ending June 30, 2021 and 2019 in the amounts of $303 and $299, respectively.

F-5

Advance Green Energy, Inc.

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

Fair Value of Financial Instruments

The Company’s balance sheet includes the following financial instruments: cash, accrued expenses and notes payable. The carrying amounts of current assets and current liabilities approximate their fair value because of the relatively short period of time between the origination of these instruments and their expected realization. The carrying values of the notes payable approximates fair value based on the borrowing rates currently available to the Company for instruments with similar terms and remaining maturities.

FASB Accounting Standards Codification (ASC) topic 820 “Fair Value Measurements and Disclosures”, defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. ASC 820 also establishes a fair value hierarchy that distinguishes between (1) market participant assumptions developed on market data obtained from independent sources (observable inputs) and (2) an entity’s own assumptions about market participant assumptions developed based on the best information available in the circumstances (unobservable inputs). The fair value hierarchy consists of three broad levels, which gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

LEVEL 1 – Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

LEVEL 2 – Include other inputs that are directly or indirectly observable in the marketplace.

LEVEL 3 – Unobservable inputs which are supported by little or no market activity.

As of December 31, 2021 and 2020, there were no financial instruments that required fair value measurement.

Impairment of Long-Lived Assets

Long-Lived Assets of the Company are reviewed for impairment whenever events or circumstances indicate that the carrying amount of assets may not be recoverable pursuant to guidance established in ASC 360-10-35-15, “Impairment or Disposal of Long-Lived Assets”. The Company recognizes an impairment loss when the sum of expected undiscounted future cash flows is less than the carrying amount of the asset. The amount of impairment is measured as the difference between the asset’s estimated fair value and its book value.

Income Taxes

The Company accounts for income taxes pursuant to the provisions of ASC 740-10, “Accounting for Income Taxes”, which requires, among other things, an asset and liability approach to calculating deferred income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amounts and the tax bases of assets and liabilities. A valuation allowance is provided to offset any net deferred tax assets for which management believes it is more likely than not that the net deferred asset will not be realized.

F-6

Advance Green Energy, Inc.

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

The Company follows the provisions of the ASC 740-10 related to, “Accounting for Uncertain Income Tax Positions”. When tax returns are filed, it is highly certain that some positions taken would be sustained upon examination by the taxing authorities, while others are subject to uncertainty about the merits of the position taken or the amount of the position that would be ultimately sustained. In accordance with the guidance of ASC 740-10, the benefit of a tax position is recognized in the financial statements in the period during which, based on all available evidence, management believes it is more likely than not that the position will be sustained upon examination, including the resolution of appeals or litigation processes, if any. Tax positions taken are not offset or aggregated with other positions. Tax positions that meet the more-likely-than-not recognition threshold are measured as the largest amount of tax benefit that is more than 50 percent likely of being realized upon settlement with the applicable taxing authority. The portion of the benefits associated with tax positions taken that exceeds the amount measured as described above should be reflected as a liability for uncertain tax benefits in the accompanying balance sheet along with any associated interest and penalties that would be payable to the taxing authorities upon examination. The Company believes its tax positions are all highly certain of being upheld upon examination. As such, the company has not recorded a liability for uncertain tax benefits.

The Company has adopted ASC 740-10-25 “Definition of Settlement”, which provides guidance on how an entity should determine whether a tax position is effectively settled for the purpose of recognizing previously unrecognized tax benefits and provides that a tax position can be effectively settled upon the completion of an examination by a taxing authority without being legally extinguished. For tax positions considered effectively settled, an entity would recognize the full amount of tax benefit, even if the tax position is not considered more likely than not to be sustained based solely on the basis of its technical merits and the statute of limitations remains open. As of June 30, 2022, tax years ended December 31, 2018through 2021 are still potentially subject to audit by the taxing authorities.

Share-Based Payments

The Company accounts for stock-based compensation in accordance with ASC Topic 718, “Compensation - Stock Compensation”. Under the fair value recognition provisions of this topic, stock-based compensation cost is measured at the grant date based on the fair value of the award and is recognized as an expense on a straight-line basis over the requisite service period, which is the vesting period. All of our share-based payments vest immediately.

Earnings Per Share

Diluted earnings per share is computed by dividing net income attributable to common stockholders by the weighted average number of shares of common stock, common stock equivalents and potentially dilutive securities outstanding during each period. Diluted loss per common share is considered to be equal to basic because the common stock equivalents are anti-dilutive. The Company’s anti-dilutive common stock equivalents include the following:

	2022	2021

Warrants	40,000	40,000
12% Unsecured convertible debt	19,695,513	19,695,513
Officer note payable	68,500,000	68,500,000
	88,235,513	88,235,513

F-7

Advance Green Energy, Inc.

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

2.            GOING CONCERN

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and satisfaction of liabilities in the normal course of business. The Company had a net loss of $47,674 and of $165,185 and net cash used in operating activities of $177,624 and $149,837 for the six months ending June 30, 2022 and 2021, respectively. The Company has a working capital deficit of $631,851 and an accumulated deficit of $3,343,96430 at June 30, 2021. Net loss of these conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of at least twelve months after the date of issuance on these financial statements. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

The Company has a minimum cash balance available for payment of ongoing operating expense, has incurred losses from operations since inception, and it does not have a source of revenue sufficient to cover its operating costs. Its continued existence is dependent upon its ability to execute its operating plan and to obtain additional debt or equity financing. There can be no assurance the necessary debt or equity financing will be available, or will be available on terms acceptable to the Company. These factors raise substantial doubt about the Company’s ability to continue as a going concern.

The financial statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or amounts and classifications of liabilities that may result from the possible inability of the Company to continue as a going concern.

3.            RECENTLY ISSUED PRONOUNCEMENTS

We have reviewed all FASB issued Accounting Standards Update (“ASU”) accounting pronouncements and interpretations thereof that have effectiveness dates during the periods reported and in future periods. The Company has carefully considered the new pronouncements that alter previous generally accepted accounting principles and does not believe that any new or modified principles will have a material impact on the corporation’s reported financial position or operations in the near term. The applicability of any standard is subject to the formal review of our financial management and certain standards are under consideration.

In June 2016, the FASB issued ASU 2016-13, “Measurement of Credit Losses”, the main objective of which is to provide more useful information about expected credit losses on financial instruments and other commitments of an entity to extend credit. In support of this objective, the ASU replaces the incurred loss impairment methodology, found in current GAAP, with a methodology that reflects expected losses and requires consideration of a broader range of reasonable and supportable information to inform credit loss estimates. This ASU requires a cumulative-effect adjustment as of the beginning of the first reporting period in which the guidance is adopted. ASU 2016-13 was effective for the Company in 2020. This ASU did not have a significant effect on the financial statements on the Company. FASB ASU 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes, removes specific exceptions to the general principles in Topic 740 in GAAP. It eliminates the need for an organization to analyze whether certain exceptions apply in a given period. The amendment also improves financial statement preparers’ application of income tax-related guidance and simplifies GAAP under certain situations. ASU 2019-12 is effective for public business entities, for fiscal years beginning after December 15, 2020 and interim periods within those fiscal years. Early adoption is permitted. An entity that elects early adoption in an interim period should reflect any adjustments as of the beginning of the annual period that includes that interim period. Additionally, an entity that elects early adoption should adopt all the amendments in the same period. The Company does not expect this ASU will have a material impact on its financial statements.

F-8

Advance Green Energy, Inc.

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

FASB ASU 2020-06, Debt – Debt with Conversion and Other Options (Subtopic 470-20) and Derivatives and Hedging – Contracts in Entity’s own Equity (Subtopic 815-40); Accounting for Convertible Instruments and Contracts in an Entity’s Own Equity, is an amendment that simplifies accounting for convertible instruments by removing major separation models required under current GAAP. Consequently, more convertible debt instruments will be reported as a single liability instrument and more convertible preferred stock as a single equity instrument with no separate accounting for embedded conversion features. The ASU removes certain settlement conditions that are required for equity contracts to qualify for the derivative scope exception, which will permit more equity contracts to qualify for it. The ASU also simplifies the diluted earnings per share (EPS) calculation in certain areas. ASU 2020-06 is effective for public business entities that meet the definition of a SEC filer for fiscal years beginning December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted for fiscal years beginning December 15, 2020. The Company is evaluating the effect this ASU may have on its financial instruments.

In May 2021, the FASB issued ASU 2021-04 Earnings Per Share (Topic 260), Debt-Modifications and Extinguishments (Subtopic 470-50), Compensation-Stock Compensation (Topic 718), and Derivatives and Hedging-Contracts in Entity’s Own Equity (Subtopic 814-40). The new ASU addresses issuer’s accounting for certain modifications or exchanges of freestanding equity-classified written call options. This amendment is effective for all entities, for fiscal years beginning after December 15, 2021, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact this new guidance will have on its financial statements.

Management does not believe that any other recently issued, but not yet effective accounting pronouncements, if adopted, would have a material effect on the accompanying financial statements.

4.             PROPERTY AND EQUIPMENT

	June 30, 2022	December 31, 2021

Land	$–	$57,000
Building	–	228,000
Equipment	11,212	11,212
Vehicles	10,500	10,500
Less: Accumulated depreciation	(16,935)	(40,135)
Net property and equipment	$4,777	$276,669

Depreciation expense was $5,046 and $6,336 for the periods ending June 30, 2021 and 2020, respectively.

F-9

Advance Green Energy, Inc.

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

5.             DEBT

As of June 30, 2022 and December 31, 2021 the following is a summary of notes payable:

June 30, 2022	December 31, 2021
$113,900	$113,900	Unsecured convertible promissory note deemed as a demand loan held by an individual at 12%, distributed in installments from September 20, 2016 (date of inception) to December 31, 2016. Holder of the note may demand repayment of all amounts loaned to the Company through the date of its repayment request, plus interest, at any time upon thirty (30) days written notice to the Company after 1 year (maturity date, which was September 1, 2017) or 90 days (early maturity date) from the effective date according to specific terms of the note. At any time after twelve (12) months from the Effective Date, the Holder, at his sole option, shall have the right to convert the outstanding principal amount of this Note, or any portion of the principal amount hereof, and any accrued interest, in whole or in part, into shares of the common stock of the Company or any of its subsidiaries (a “Conversion”). The conversion price shall be the lesser of (i) $0.01 per share, or (ii) at an eighty percent (80%) discount to the average of the five (5) lowest bid prices during the thirty (30) trading days prior to the date of the Conversion Notice. As of December 31, 2019 the Company’s shares were not publicly traded and accordingly the above conversion feature does not meet the accounting definition of a derivative. Upon such time that the Company’s common stock trades in an active market, the conversion feature will be bifurcated and accounted for as a derivative liability. There is no prepayment penalty to the Company. As of December 31, 2019, the Holder has warrants available of 40,000 shares ($0.01 per share exercise price). No payments have been made as of December 31, 2019. As of December 31, 2019, accrued interest on this note payable was $61,531.

–	230,947	Note payable to an individual on August 17, 2017, collateralized by real property at 7% interest amortized over 25 years. Monthly installments are $1,873 for 1 year from the date of inception with a payment due August 2018 of $10,000, thereby adjusting the monthly installments to $1,802 for the next 42 months after which a final balloon payment of $229,885 is due.

10,000	10,000	EIDG Loan. 30-year term at 3.75% with deferment of payments for the first year.

100,000	100,000	Note payable to shareholder with debt amortization based on $5.00 per ton of coal sold to South Korea until loan is paid in full and then $0.25 per ton thereafter. To date, no production or sales have occurred.

$223,900	$454,847	Total Notes Payable
223,900	454,847	Less: Current portion of Notes Payable
$–	$–	Long-term Notes Payable

F-10

Advance Green Energy, Inc.

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

As of the date these financial statements are issued, the Company is in default of the Note Payable in the amount of $113,900, as the holder exercised the 90-day repayment of all installments on September 1, 2017, whereupon the rate of interest increased to 18% per annum. Upon successful completion of its Reg “A” filing the Company intends to satisfy the outstanding principal and accrued interest in full.

Principal payments on all the notes payables are due as follows:

2022	$223,900
$223,900

Related Party Transaction:

Beginning in 2019, the Company executed various Promissory Notes with a shareholder totaling of $685,000 at June 30,200 and December 31, 2020 with an annual interest rate of 10%. The notes will be repaid with interest or converted into 68,500,000 common “A” shares ($0.01 per share) on or before the maturity date of December 2021, at the option of the shareholder.

Accrued interest as of June 30, 2022 and December 31, 2021 was $83,905 and $57,380, respectively.

6.             STOCKHOLDERS’ EQUITY

On January 17, 2017, the Company filed with the SEC for a first raise of capital under Rule 506(b), which allows securities to be offered and sold to accredited investors and up to 35 non-accredited investors. The Company filed to raise up to $1,000,000 with the SEC for this offering.

Preferred Stock

1,000,000,000 shares authorized having a par value of $0.0001.

Common Stock

CLASS A:	19,500,000,000 shares authorized having a par value of $0.0001.

The holder of each share is entitled to one vote per share, with Class A to elect the remainder of the Board of Directors after Class B.

CLASS B:	500,000,000 shares authorized having a par value of $0.0001.

The holder of each share is entitled to one vote per share, with Class B entitled to elect a majority of the Board of Directors. Each share shall be convertible at any time into one (1) share of Class A at the option of the holder.

The Board of Directors has the authority to divide any or all of the preferred stock into series and to fix and determine the relative rights and preferences of the shares of each series. There were no shares of Preferred Stock issued as of June 30, 2022 and December 31, 2021.

F-11

Advance Green Energy, Inc.

Notes to Unaudited Financial Statements

June 30, 2022 and 2021

Stock Subscriptions

For the six months ended June 30,2022, the Company issued 2,000,000 for the of Common A shares for cash for consideration to the Company of $20,000 or $0.01 per share, respectively.

For the year ended December 31, 2021, the Company issued 26,730,000 for the of Common A shares for cash for consideration to the Company of $270,000 or $0.01 per share, respectively.

Warrants

As noted in Note 5, the Holder of the $113,900 unsecured convertible promissory note has warrants available of 40,000 shares outstanding as of June 30, 2022 which are exercisable at $0.01.

The following table sets forth common stock purchase warrants outstanding at June 30, 2021:

	Warrants	Weighted Average Exercise Price	Intrinsic Value
Outstanding, December 31, 2021	40,000	$0.01	$–
Warrants issued	–	–	–
Warrants forfeited	–	–	–
Outstanding, June 30, 2022	$40,000	$0.01	$–

7.            COMMITMENTS AND CONTINGENCIES

From time to time the Company may be a party to litigation matters involving claims against the Company. Management believes there are no known or potential matters that would have a material effect on the Company’s financial position or results of operations.

The Company’s operations are subject to significant risks and uncertainties including financial, operational, and regulating risks, including the potential risks of business failure.

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8.            INCOME TAX

The Company accounts for income taxes under the Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) No. 740, Income Taxes (“ASC 740”). Under ASC 740, deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Income tax expense (benefits) to the statutory rate of 21% for the years ended December 31, 2021 and 2020 is as follows:

	December 31,
	2021	2020
Income tax provision (benefit) at:
Federal rate of 21.00%	$(73,534)	$(56,958)
State rate of 4.35%	(15,215)	(12,205)
Total	$(88,749)	$(69,163)
Nondeductible items	1,867	1,501
Subtotal	(86,882)	(67,662)
Change in valuation allowance	86,882	67,662
Income Tax Expense	$–	$–

As of December 31, 2021 and 2020, the Company’s deferred tax assets and corresponding allowance were as follows:

Net deferred tax assets and liabilities
were comprised of the following
Net Operating Loss	$904,258	$817,376

Valuation allowance	(904,258)	(817,376)
Deferred tax asset, net	$–	$–

The Company’s valuation allowance increased by $86,882 and $67,662 during 2021 and 2020, respectively. Total net operating loss carry forwards at December 31, 2021 were approximately $3,254,706. Losses prior to 2018, if unused, expire through 2037. All losses subsequent to 2018 are carried forward indefinitely. The Company’s net operating loss carry forwards may be limited due to ownership changes pursuant to Internal Revenue Code section 382.

Utilization of these losses may be limited in accordance with IRC Section 382 in the event of certain ownership shifts.

F-13

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

By:	/s/ Peter M. Barbee
Peter M. Barbee, Chief Executive Officer (Principal Executive Officer)

Date: September 30, 2022

/s/ David J. Bosko	David J. Bosko, Chief Financial Officer (Principal Financial Officer, Principal Accounting Officer).

Date: September 30, 2022

SIGNATURES OF DIRECTORS:

/s/ Peter M.Barbee	September 30, 2022
Peter M.Barbee, Director	Date

/s/ Bradley Dye	September 30, 2022
Bradley Dye, Director	Date

/s/ David Bosko	September 30, 2022
David Bosko, Director	Date